SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)(1)

                               AVATEX CORPORATION
                                (Name of Issuer)

                      Common Stock, Par Value $5 Per Share
                         (Title of Class of Securities)

                                   05349F-10-5
                                 (CUSIP Number)


                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
            (Name, Address and Telephone Number of Person Authorized
                      to receive Notice and Communications)

                                  June 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 9 Pages)

---------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 05349F-10-5                                         Page 2 of 9 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MOSES MARX


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES

--------------------------------------------------------------------------------
             7    SOLE VOTING POWER

 NUMBER OF             2,444,002
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY   8    SHARED VOTING POWER
    EACH
 REPORTING             --
   PERSON
    WITH     -------------------------------------------------------------------
             9    SOLE DISPOSITIVE POWER

                       2,444,002

             -------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                       --

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,444,002
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 9 Pages

                                  SCHEDULE 13D
---------------------                                         -----------------
CUSIP NO. 05349F-10-5                                         Page 3 of 9 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              UNITED EQUITIES (COMMODITIES) COMPANY


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

--------------------------------------------------------------------------------
             7    SOLE VOTING POWER

 NUMBER OF             1,496,542
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY   8    SHARED VOTING POWER
    EACH
 REPORTING             --
   PERSON
    WITH     -------------------------------------------------------------------
             9    SOLE DISPOSITIVE POWER

                       1,496,542

             -------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                       --

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,496,542
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 9 Pages

                                  SCHEDULE 13D
---------------------                                         -----------------
CUSIP NO. 05349F-10-5                                         Page 4 of 9 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MOMAR CORPORATION


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

              WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Maryland

--------------------------------------------------------------------------------
             7    SOLE VOTING POWER

 NUMBER OF             852,887
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY   8    SHARED VOTING POWER
    EACH
 REPORTING             --
   PERSON
    WITH     -------------------------------------------------------------------
             9    SOLE DISPOSITIVE POWER

                       852,887

             -------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                       --

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          852,887
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 9 Pages

     This Amendment No. 3 amends and supplements the Schedule 13D, filed May 30, 1997, as amended by Amendment No. 1, filed July 15, 1997, and Amendment No. 2, filed July 30, 1997 ("Schedule 13D"), of Moses Marx, United Equities (Commodities) Company ("UECC") and Momar Corporation ("Momar", together with Moses Marx and UECC, the "Reporting Persons"), with respect to the Common Stock, par value $5.00 per share (the "Common Stock"), of Avatex Corporation (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 4.   Purpose of Transaction.

          The Reporting Persons have previously reported on certain beliefs regarding the securities of the Issuer, certain contacts between the Reporting Persons and representatives of the Issuer in which the Reporting Persons stated such beliefs and made certain requests of the Issuer, and the Reporting Persons' intentions regarding certain of the actions set forth in subparagraphs (a) through (j) of Item 4.

          On April 23, 1998, Elliott Associates, L.P. ("Elliott") brought an action in the Delaware Court of Chancery against the Issuer, Xetava Corporation ("Xetava"), and each member of the Issuer's Board of Directors to enjoin the Issuer's merger with Xetava (Elliot Associates, L.P. v Avatex Corporation et al., CA 16336) (the "Action"). On June 18, 1999, Elliott and the Issuer agreed to settle the Action and entered into a Stipulation of Settlement. In connection with such settlement, Elliott, certain of Elliott's affiliates and each of the Reporting Persons entered into a Stockholders' Agreement with the Issuer wherein they agreed to the following, subject to the occurrence of the proposed merger and various other contingencies:

          1. To vote their shares of $5.00 Cumulative Convertible Preferred Stock ("$5.00 First Series Preferred Stock") and $4.20 Cumulative Exchangeable Preferred Stock, Series A ("$4.20 Series A Preferred Stock") in favor of the proposed merger between the Issuer and Xetava, and granted the Issuer their proxies to effect same;

          2. To waive their appraisal rights in connection with such proposed merger;

          3. To exchange their shares of the Issuer's preferred stock for the alternate consideration as follows:


                               Page 5 of 9 Pages

               (a) Each share of the Reporting Person's $5.00 First Series Preferred Stock will be exchanged for (i) $3.7408 in cash, (ii) $8.34 principal amount of 6.75% notes to be issued by Avatex Funding, Inc. ("Avatex Funding"), a new wholly-owned subsidiary of the Issuer, (iii) warrants to purchase 0.67456 shares of the common stock of the post-merger entity, and (iv) a deferred contingent cash right to receive (x) 16% of an amount (the "Net Recovery Participation Cap") equal to 20% (up to $7.5 million) of any net recovery that the Issuer may receive in certain litigation brought by it against McKesson Corporation and a number of large pharmaceutical manufacturers (the "McKesson Litigation"), divided by (y) the number of outstanding shares of $5.00 First Series Preferred Stock; and

               (b) Each share of the Reporting Person's $4.20 Series A Preferred Stock will be exchanged for (i) $2.9705 in cash, (ii) $6.623 principal amount of 6.75% notes to be issued by Avatex Funding, (3) warrants to purchase 0.53567 shares of the common stock of the post-merger entity, and (iv) a deferred contingent cash right to receive (x) 84% of the Net Recovery Participation Cap, divided by (y) the number of outstanding shares of $4.20 Series A Preferred Stock.

          4. For a period of ten years, not to acquire any additional equity securities of the Issuer or seek to influence or control the management or policies of the Issuer; and

          5. To release the Issuer and its directors from liability for matters in connection with the Issuer's proposed merger with Xetava.

               The Issuer will pay $300,000 to Momar or UECC (as directed by Mr.
          Marx) in consideration for the execution of the Stockholders' Agreement by the Reporting Persons.

               Furthermore, the Reporting Persons entered into a Stock Purchase Agreement with Phar-Mor, Inc. ("Phar-Mor") on June 18, 1999 whereby Phar-Mor will purchase all of the Reporting Persons' shares of the Issuer's common stock now held for a purchase price of $2.00 per share, to be effected simultaneously with the closing of proposed merger with Xetava. The Reporting Persons have each granted Phar-Mor a proxy to vote their shares of the Issuer's common stock, but Phar-Mor is contractually bound to vote in favor of the revised Xetava merger proposal.

                                Page 6 of 9 Pages

          Pursuant to the Stockholders' Agreement, Mr. Marx unconditionally withdrew his demand for nomination of certain persons for election to the Board of Directors of the Issuer.

          Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) - (b)

          According to the Issuer's 10-K for the Fiscal Year ended March 31, 1999, there were, on June 23, 1999, 13,806,487 shares of Common Stock issued and outstanding.

          UECC beneficially owns 1,496,542 shares of Common Stock, constituting 10.6% of the issued and outstanding shares of Common Stock. Such shares are comprised of 1,151,000 shares owned of record and 345,542 shares issuable upon conversion of 178,300 shares of $5.00 First Series Preferred Stock. UECC has sole power to vote and dispose of all such shares.

          Momar beneficially owns 852,887 shares of Common Stock, constituting 6.2% of the issued and outstanding shares of Common Stock. Such shares are comprised of 802,500 shares owned of record and 50,387 shares issuable upon conversion of 26,000 shares of $5.00 First Series Preferred Stock. Momar has sole power to vote and dispose of all such shares.

          Mr. Marx beneficially owns 2,444,002 shares of Common Stock (17.2% of the issued and outstanding shares of Common Stock), which amount is comprised of (i) 1,496,542 shares beneficially owned by UECC; (ii) 852,887 shares beneficially owned by Momar; and (iii) (a) 75,000 shares owned of record by Mr. Marx, and (b) 19,573 shares issuable upon conversion of 10,100 shares of $5.00 First Series Preferred Stock owned by Mr. Marx. Mr. Marx may be deemed a beneficial owner of such 2,444,002 shares of Common Stock by virtue of his being the only person in a position to determine the investment and voting decisions of UECC and Momar with respect to such shares.

          Mr. Marx, through United Equities Commodities and Momar, has the sole power to vote and dispose of all such shares.

                                Page 7 of 9 Pages

          (c) The Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

          (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Reference is made to Item 4 of this Schedule 13D which sets forth certain arrangements between the Reporting Persons and certain other parties regarding securities of the Issuer. Except as set forth in
          Item 4 of this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          1. Stockholders' Agreement dated June 18, 1999, among Elliott Associates, L.P., Westgate International L.P., Martley International Inc., Moses Marx, Momar Corporation, United Equities (Commodities) Company and Avatex Corporation.

          2. Stock Purchase Agreement dated June 18, 1999, among Elliott Associates, L.P., Westgate International L.P., Martley International Inc., Moses Marx, Momar Corporation, United Equities (Commodities) Company and Phar-Mor, Inc.

          3. Irrevocable Proxy of Moses Marx dated June 18, 1999, in favor of Phar-Mor, Inc.

                                Page 8 of 9 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 29, 1999


                                                 /s/ Moses Marx
                                                 -------------------------------
                                                 MOSES MARX



                                                 UNITED EQUITIES (COMMODITIES)
                                                 COMPANY


                                                 By: /s/ Moses Marx
                                                     ---------------------------
                                                     Moses Marx, General Partner



                                                 MOMAR CORPORATION


                                                 By: /s/ Moses Marx
                                                     ---------------------------
                                                     Moses Marx, President


                                Page 9 of 9 Pages